

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

November 27, 2017

<u>Via E-mail</u>
Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

     **Re: Impac Mortgage Holdings, Inc.
            Form 10-K
            Filed March 9, 2017
            File No. 001-14100**

Dear Mr. Taylor

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Wilson K. Lee

                     Wilson K. Lee
                     Senior Staff Accountant
                     Office of Real Estate and
                     Commodities